

March 13, 2023

Xianlong Wu
Chief Executive Officer
Bit Brother Ltd
15/F, Block A, Kineer Business Centre
53 Binjiang Road, Yuelu District
Changsha, Hunan Province, China 410023
People's Republic of China

>   **Re: Bit Brother Ltd**
>   **Form 20-F for the Fiscal Year Ended June 30, 2022**
>   **Filed October 31, 2022**
>   **File No. 1-35755**

Dear Xianlong Wu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services